

Arnold Golub
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

February 12, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on February 12, 2018 The Nasdaq Stock Market (the "Exchange") received from Biofrontera AG (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares ("ADSs"), each representing two ordinary shares

Ordinary shares with no par value; €1.00 nominal value per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Not for trading, but only in connection with the listing of American Depositary Shares on The NASDAQ Stock Market LLC. Each ADS represents the right to receive two ordinary shares. The ADSs are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the ADSs are exempt from the operation of Section 12(a) of the Securities and Exchange Act of 1934, as amended, pursuant to Rule 12a-8.